February 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer Thompson and Hugh West

Re:	G-III Apparel Group, Ltd.

Form 10-K for the Fiscal Year Ended January 31, 2024

Form 10-Q for the Fiscal Quarter ended October 31, 2024

File No. 000-18183

Ladies and Gentlemen:

Set forth below are the responses of G-III Apparel Group, Ltd. (the “Company,” “we” or “our”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter dated January 27, 2025, in connection with the Company’s Form 10-K for the fiscal year ended January 31, 2024 and Form 10-Q for the fiscal quarter ended October 31, 2024. For convenience of reference, we have recited the Staff’s comments in bold face type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2024

Results of Operations, page 55

1.	Please revise future filings to quantify the extent to which changes in net sales for each segment were materially impacted by changes in volume, product mix, and price. For example, when you indicate the decline in net sales for your wholesale operations segment is primarily due to a decline in net sales of Calvin Klein and Tommy Hilfiger licensed products, it is unclear to what extent this resulted from a decline in the volume of products sold, a change in product mix, or higher promotional activity resulting in lower average prices for these licensed products. As another example, given your reference to increased promotional activity for your retail operations segment within your analysis of gross profit, it would likely be appropriate to explain the increase in this segment's net sales as resulting from a higher volume of products sold partially offset by lower average prices and to quantify the impact of each of these underlying drivers. See Item 303(b)(2)(iii) of Regulation S-K.

Response:

The Company will revise its future filings to provide further explanation of the changes in net sales impacted by changes in volume, product mix and/or price for each segment to the extent they were material.

2.	Please revise future filings to provide an analysis of results at the segment level where material to an understanding of consolidated results. Specifically, since your segments experience differing profitability, with your wholesale segment historically generating operating profits and your retail segment historically generating operating losses, you should provide an analysis of the components of operating profit or loss at a segment level to allow investors better insight into why the profitability of these segments differs so significantly. We note your analysis of results at the segment level currently only includes revenue and gross profit, which does not adequately explain the differing profitability of

G-III Apparel Group Ltd. 512 Seventh Avenue New York, New York 10018 P.212.403.0500 • F.212.403.0551

these segments or the differing trends in each segment's selling, general and administrative expense, depreciation and amortization, or asset impairments. See Section III.B.2. of SEC Release No. 33-8350.

Response:

The Company will revise its future filings to include an analysis of selling, general and administrative expenses, depreciation and amortization, or asset impairments, to the extent applicable and material, at a segment level.

3.	We note that your retail segment follows a 52/53 week fiscal year, with fiscal 2024 containing 53 weeks and fiscal 2023 containing 52 weeks. Tell us how you determined that discussion of the impact of the extra week would not assist your investors in understanding changes in the revenue, expenses, and operating loss of your retail segment when comparing fiscal 2024 to fiscal 2023. Please advise or revise future filings as necessary.

Response:

The Company analyzed the results of its retail segment and determined that an adjustment for the impact of the 53rd week would result in an immaterial change in net sales and operating loss for its retail segment in fiscal 2024. The Company further determined that removing the effect of the 53rd week did not have a material change to its year over year comparison to fiscal 2023. As a result, the Company determined that a discussion of the 53rd week was not material to an investor's understanding of the changes in the net sales, expenses and operating loss of its retail segment. Net sales of the Company’s retail segment in fiscal 2024 were $148.4 million which represented 4.8% of the Company’s consolidated net sales. Operating loss from the Company’s retail segment in fiscal 2024 was $30.5 million. The Company will revise future filings, when applicable, to disclose if the net sales and operating results contributed by the 53rd week to its retail segment are material. In the event that the 53rd week net sales and operating results are material, the Company will provide expanded disclosures to discuss the impact of the 53rd week and the comparability to prior year results.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 57

4.	We note your analysis of cash flows from operating activities on page 60. Please revise future filings to provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the cash flow statements. Refer to Item 303(a) of Regulation S-K and Section IV.B. of SEC Release No. 33-8350.

Response:

The Company will revise its future filings to include a more informative discussion and analysis of cash flows from operating activities, including material changes in working capital components, for the periods presented.

Form 10-Q for the Fiscal Quarter ended October 31, 2024

Notes to Condensed Consolidated Financial Statements

Note 12 - AWWG Investment, page 17

5.	We note that you are accounting for your 18.7% interest in AWWG under the equity method, as you have determined you have significant influence. While the determination of significant influence is judgmental, ASC 323-10-15-8 states there is a presumption that an investment of less than 20% does

G-III Apparel Group Ltd. 512 Seventh Avenue New York, New York 10018 P.212.403.0500 • F.212.403.0551

not provide significant influence unless such ability can be demonstrated. Please provide us with your analysis under ASC 323 to demonstrate to us how you overcame this presumption.

Response:

The Company performed an analysis of its ownership interest in AWWG in accordance with ASC 323-10-15 and analyzed the facts and circumstances involved in its investment in AWWG as ASC 323-10-15 suggests that when combined with other indicators, ownership of less than 20% of an investee’s voting shares may also provide the investor with the ability to exercise significant influence. According to ASC 323-10-15-6, such indicators include (i) representation on the board of directors, (ii) participation in policy-making processes, (iii) material intra-entity transactions, (iv) interchange of managerial personnel, (v) technological dependency and (vi) extent of ownership by an investor in relation to the concentration of other shareholdings. The key facts and circumstances the Company evaluated to conclude on its accounting treatment are as follows:

●	The Company holds one seat on the board of directors of AWWG, which represents 12.5% of the total number of seats on the board of directors. The Company participates in AWWG’s policy-making processes through its representation on the board of directors.
●	In June 2024, the Company entered into an agreement with AWWG for AWWG to serve as the agent for our Karl Lagerfeld, DKNY and Donna Karan brands in Spain and Portugal. This agreement is expected to generate material intra-entity transactions between the Company and AWWG.
●	The Company is currently the primary strategic partner for AWWG. The Company and AWWG have made public statements regarding its intent to provide strategic expertise to help AWWG grow their brands in North America.
●	The Company’s investment agreement with AWWG provides it with accessibility to their financial information through monthly and quarterly reporting packages.

Based on the Company’s evaluation of its facts and circumstances, the Company determined that in its judgment it is appropriate to account for AWWG as an equity method investment during its fiscal quarter ended October 31, 2024, the period in which its investment in AWWG reached 18.7%, in accordance with ASC 323-10-15.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

6.	We note your disclosure on page 8 of your Form 10-K for the fiscal year ended January 31, 2024 that the owner of the Calvin Klein and Tommy Hilfiger brands has indicted they do not plan to renew your licenses to produce products under these brands, and these licenses expire beginning December 31, 2024. We further note that sales of products produced under these license agreements comprise a significant portion of your revenue. It appears that fiscal 2025 will be the last year under which you will produce and sell goods under all of your existing Calvin Klein and Tommy Hilfiger licenses, and the expiration of these licenses could have an adverse impact on your results in future periods beginning with your fiscal 2026. However, we do not see any discussion of this matter in your Form 10-Q. Please tell us how you plan to address this matter within your MD&A disclosures in your upcoming Form 10-K for the fiscal year ended January 31, 2025. We remind you that your discussion and analysis must focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. Refer to Item 303 of Regulation S-K.

Response:

We respectfully clarify the Staff’s statement to note that, as disclosed in Item 1 – Business of our Annual Report on Form 10-K for the year ended January 31, 2024, the November 2022 extension of our licenses for Calvin Klein and Tommy Hilfiger products provides for staggered extensions by category where expirations

G-III Apparel Group Ltd. 512 Seventh Avenue New York, New York 10018 P.212.403.0500 • F.212.403.0551

began on December 31, 2024 and continue through December 31, 2027, with two licenses containing potential renewal terms that would end on December 31, 2029. Per the table of expirations by license and category we disclosed, two of the seventeen license categories expired on December 31, 2024.

We have disclosed in Item 1A – Risk Factors of our Annual Report on Form 10-K for the year ended January 31, 2024 the potential for an adverse impact on the Company’s results in future periods as a result of the license expirations. We will continue to disclose this risk factor in our Annual Report on Form 10-K for the year ended January 31, 2025.

We will provide the following MD&A disclosure to discuss this matter in our upcoming Form 10-K for the year ended January 31, 2025:

Calvin Klein and Tommy Hilfiger Licenses

The sale of licensed products is an important part of our business. Net sales of products under the Calvin Klein and Tommy Hilfiger brands constituted approximately [X%] of our net sales in fiscal 2025 and approximately 41.0% of our net sales in fiscal 2024.

In November 2022, we announced the extension of licenses for Calvin Klein and Tommy Hilfiger products. The amendments to the license agreements for these products provide for staggered extensions by category with expirations that began on December 31, 2024 and continue through December 31, 2027.

PVH Corp., the owner of Calvin Klein and Tommy Hilfiger, has indicated that it intends to produce these products itself once the license agreements expire. Unless we are able to increase the sales of our other products, acquire new businesses and/or enter into other license agreements covering different products, the staggered expirations of the Calvin Klein and Tommy Hilfiger license agreements will cause a significant decrease in our net sales and have a material adverse effect on our results of operations.

The Calvin Klein licenses that expired on December 31, 2024 contributed [$X] million to our net sales for fiscal 2025. We will take strategic actions to mitigate the loss of this business by continuing to develop and expand our owned brands, such as DKNY, Donna Karan and Karl Lagerfeld, through new product lines, marketing initiatives, international growth and executing on digital channel business opportunities. We also seek to expand our portfolio of licensed brands, such as through our recent license agreements for the Converse brand and BCBG brand in fiscal 2025 and the Nautica brand, Halston brand and Champion brand in fiscal 2024.

If any member of the Staff has questions regarding the foregoing, please do not hesitate to call or e-mail Neal S. Nackman at (212) 403-0654 or nealn@g-iii.com.

Very truly yours,

/s/ Neal S. Nackman
Neal S. Nackman
Chief Financial Officer

cc:	Jennifer Thompson, Securities and Exchange Commission

Hugh West, Securities and Exchange Commission

David Huntington, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

G-III Apparel Group Ltd. 512 Seventh Avenue New York, New York 10018 P.212.403.0500 • F.212.403.0551